GTCTELECOM


                                  March 4, 2007


Via Edgar & U.S. Mail
---------------------

Terry French
Accountant Branch Chief
Securities And Exchange Commission
Mail Stop: 3561-CF/AD 11
Washington, D.C., 20549

     RE:     GTC TELECOM CORP.
             ITEM 4.02 OF FORM 8-K
             FILED ON FEBRUARY 27, 2007
             FILE NO. 0-25703

Dear Ms. French:


     We are in receipt of your letter dated March 1, 2007 with respect to GTC Telecom Corp. (the "Company")'s Form 8-K filed on February 27, 2007 relating to
Item 4.02. In response to your letter, please be advised as follows:

     Our certifying officers have considered the effect of the error on the adequacy of the Company's disclosure controls and procedures on the financial statements covered by each of the Form 10-KSB for June 30, 2006, and the Form 10-QSB for the periods ended September 30, 2006 and December 31, 2006. We have determined that the error occurred as a result of a spreadsheet formula error that calculated minority interest in one of the Company's subsidiaries on the subsidiary's total cost instead of calculating minority interest on net income. Our certifying officers have re-examined the Company's internal controls and procedures to determine if any other such problems exist and have concluded that there is no systemic problems with respect to the our disclosure controls and procedures.

     We are in the process of filing a restated Annual Report on Form 10-KSB/A which will include restated financial statements for the fiscal year ended June 30, 2006. Restated Quarterly report on Form 10-QSB/A for the interim period ended December 31, 2006 will also be filed with the Commission which will present the corrections to the minority interest and other affected accounts for all affected periods in a note to the financial statements. We expect to have these filings completed within the next week

     In connection with your letter, this letter acknowledges that:

          - the Company is responsible for the adequacy and accuracy of the disclosure in the above reference filing;

          - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and


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                    PHONE (714) 549-7700 FAX (714) 549-7707


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          -    the Company may not assert staff comments as a defense in
               any proceeding initiated by the Commission or any person under federal securities laws of the United States.

     If you have any other questions or require additional information regarding this issue, please do not hesitate to contact me.


                                  Sincerely,

                                  /s/ Gerald A. DeCiccio

                                  Gerald A. DeCiccio
                                  Chief Financial Officer
                                  GTC Telecom Corp.